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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                           ALESTRA, S. de R.L. de C.V.
                 (Translation of Registrant's Name Into English)

                    AVENIDA LAZARO CARDENAS NO. 2321, PISO 9
                          COL. RESIDENCIAL SAN AGUSTIN
                   SAN PEDRO GARZA GARCIA, N.L. 66260, MEXICO
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]    Form 40-F [_]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [_]   No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

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                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Alestra, S. de R.L. de C.V. , dated December 16, 2002 announcement update on status of its senior notes.


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         Alestra, S. de R.L. de C.V. a leading provider of competitive telecommunication services in Mexico, announced today that it had failed to make the interest payments due since November 15 on its outstanding Senior Notes and had passed the 30-day grace period specified in the indentures governing those notes. Such nonpayment constitutes an Event of Default as defined in those indentures. Alestra has stated that it intends to take measures to approach noteholders regarding a debt restructuring plan. To that effect, Alestra has filed a registration statement with the U.S. Securities and Exchange Commission
(SEC) relating to the proposed exchange offers and cash tender offers for the Senior Notes. Alestra is presently preparing Amendment No. 2 to the Registration Statement.

         As described above, a registration statement relating to the new notes to be issued in the exchange offers has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and the company has obtained the necessary authorizations from the Comision Nacional Bancaria y de Valores de Mexico. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or Mexico in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or Mexico.

         Headquartered in San Pedro Garza Garcia, Mexico, Alestra is a leading provider of competitive telecommunications services in Mexico that it markets under the AT&T brand name and carries on its own network. Alestra offers domestic and international long distance services, data and internet services and local services.

         You may read a copy of our registration statement and any other document we file at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Alestra, S. de R.L. de C.V.
                                                   ---------------------------
                                                   (Registrant)

Date  December 16, 2002                   By:  /s/ Patricio E. de la Garza
                                               -------------------------------
                                                   Patricio E. de la Garza
                                                   Chief Financial and
                                                   Administrative Officer